SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET ACQUISITION AND SALE OF RELEVANT SHAREHOLDING INTEREST São Paulo, June 05, 2026 - BRASKEM S.A. ("Company") (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with article 12 of CVM Resolution No. 44/21, hereby informs its shareholders and the market that it has received correspondence from SHINE I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES RESPONSABILIDADE LIMITADA, a private equity investment fund under the management of VÓRTX CAPITAL GESTORA DE RECURSOS LTDA. and incorporated pursuant to CVM Resolution No. 175, of December 23, 2022, as amended, registered with the CNPJ/MF under No. 63.428.842/0001-69 ("FIP") and NSP INVESTIMENTOS S.A. – EM RECUPERAÇÃO JUDICIAL, a corporation, registered with the CNPJ/MF under No. 22.606.673/0001-22, ("NSP Inv."), in the context of the shareholding transaction subject to the Material Fact disclosed on June 03, 2026, informing about the acquisition by FIP and sale by NSP Inv. (i) 226,334,622 common shares issued by Braskem representing approximately 50.1108% of its voting capital and 28.3909% of its total capital and (ii) 47,294,173 "Class A" preferred shares representing approximately 13.7060% of Braskem's "Class A" preferred shares; 13.6870% of the total preferred shares issued by the Company; and 5.9324% of Braskem's total capital stock, and the shares acquired, together, correspond to 34.3234% of Braskem's total capital stock. NSP Inv. also informed that the company remains the holder of 31,888,313 "Class A" preferred shares issued by Braskem, corresponding to 4% of its total capital stock ("Remaining Interest"), with no governance rights other than those provided by law. NSP Inv. also stated that (i) the Remaining Interest is for equity purposes; (ii) does not wish to change the composition of Braskem's control or administrative structure; (iii) does not own any securities issued by Braskem or derivative financial instruments referenced to shares issued by Braskem, except for the Remaining Interest, which is held by NSP Inv.; and (iv) the Remaining Interest is not bound by any shareholders' agreement. FIP also informed that with the exception of (i) the instruments mentioned in the FIP Communication, as defined in the attached correspondence, and (ii) the agreement entered into with the banks originally holding credits against NSP Inv. (whose assignment was the subject of the material fact disclosed by Braskem on 12.15.2025), which establishes certain restrictions for the sale, by the FIP, of the shares 2 acquired, FIP is not a party to, nor has it been obliged to enter into, any agreement or contract regulating the exercise of the right to vote or the purchase and sale of securities issued by Braskem. Finally, FIP informed that with the conclusion of the transaction, it becomes one of Braskem's shareholders, so that the new Shareholders' Agreement disclosed to the market came into full force and effect as of June 3, 2026 and that it does not intend to cancel Braskem's registration as a publicly-held company within one year. Correspondence received is attached to this Communication. For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br. JUR_SP - 57968084v5 - 12126002.540946 São Paulo, 03 de junho de 2026. Enviado por e-mail Para: BRASKEM S.A. Rua Eteno, nº 1.561, Complexo Básico, Polo Petroquímico de Camaçari Camaçari/BA – CEP 42.816-200 Brasil At.: Felipe Montoro Jens Diretor de Relações com Investidores Com cópia para: Petróleo Brasileiro S.A. – Petrobras Avenida República do Chile, nº 65, Centro Rio de Janeiro/RJ – CEP 20031-912 Brasil Ref.: Atualizações sobre o contrato para transferência de ações | Fato Relevante Prezados Senhores, 1. Fazemos referência (i) à correspondência enviada em 19 de abril de 2026 pelo FIP (conforme definido abaixo) à Braskem S.A. (“Braskem” ou “Companhia”), com cópia para a Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), acerca da celebração, pelo FIP e o Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada (“FIDC” e, em conjunto com o FIP, os “Fundos”) de Contrato de Compra e Venda Judicial de Ações e Outras Avenças (“CCVJ”) com Novonor S.A. – Em Recuperação Judicial (“Novonor”) e NSP Inv. (conforme definida abaixo), por meio do qual a NSP Inv. obrigou-se a alienar ao FIP ações de emissão da Braskem (“Operação” e “Comunicação FIP”, respectivamente); (ii) ao fato relevante divulgado pela Braskem em 20 de abril de 2026, acerca do recebimento da Comunicação FIP (“Fato Relevante Operação”); (iii) ao fato relevante divulgado pela Braskem em 23 de abril de 2026, acerca do recebimento de comunicado, pela Petrobras, sobre a assinatura de novo Acordo de Acionistas da Braskem entre o FIP e a Petrobras (o “Novo Acordo de Acionistas” e o “Fato Relevante Novo AA”, respectivamente); e (iv) à correspondência enviada na presente data pelo FIP à Braskem, com cópia para a Petrobras, acerca do fechamento da Operação (“Comunicação Fechamento”), para expor à V.Sas. do que se segue. 2. Os termos iniciados em letra maiúscula e não definidos nesta correspondência terão os significados a eles atribuídos na Comunicação FIP. 3. Não obstante, e em complemento à Comunicação Fechamento, o SHINE I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES RESPONSABILIDADE LIMITADA, fundo de investimento em participações sob gestão da VÓRTX CAPITAL Docusign Envelope ID: BAD36919-0D54-8C1B-808F-B861DE56BBB1 JUR_SP - 57968084v5 - 12126002.540946 GESTORA DE RECURSOS LTDA. e constituído nos termos da Resolução da CVM nº 175, de 23 de dezembro de 2022, conforme alterada, inscrito no CNPJ/MF sob o nº 63.428.842/0001-69 (“FIP”), vem, por meio desta, APRESENTAR as informações constantes do Anexo I à presente comunicação para fins de cumprimento do disposto na Resolução CVM nº 44, de 23 de agosto de 2021. Permanecemos à disposição para quaisquer esclarecimentos que se façam necessários. Atenciosamente, SHINE I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES RESPONSABILIDADE LIMITADA P. VÓRTX CAPITAL GESTORA DE RECURSOS LTDA. Docusign Envelope ID: BAD36919-0D54-8C1B-808F-B861DE56BBB1 JUR_SP - 57968084v5 - 12126002.540946 Anexo I Informações RCVM 44 Tema Descrição Nome e qualificação do adquirente SHINE I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES RESPONSABILIDADE LIMITADA, fundo de investimento em participações sob gestão da VÓRTX CAPITAL GESTORA DE RECURSOS LTDA. e constituído nos termos da Resolução da CVM nº 175, de 23 de dezembro de 2022, conforme alterada, inscrito no CNPJ/MF sob o nº 63.428.842/0001-69 Breve resumo acerca dos setores de atuação e atividades desenvolvidas pelo adquirente O FIP é um fundo de investimento em participações que, (i) é gerido pela Vórtx Capital Gestora de Recursos Ltda., e (ii) conta com a consultoria da IG4 Sol. Ltda. (“IG4”). Com o auxílio da IG4, o FIP recrutou, para ocupar cargos de administração e gestão na Braskem, profissionais altamente experientes na administração e na condução de processos de reestruturação (turnarounds) de empresas líderes em seus segmentos de atuação, incluindo nos setores de logística e de água e esgotamento sanitário. Nome e qualificação do alienante NSP INVESTIMENTOS S.A. – EM RECUPERAÇÃO JUDICIAL, sociedade por ações, inscrita no CNPJ/MF sob o nº 22.606.673/0001-22, com sede na Cidade de São Paulo, Estado de São Paulo, na Avenida das Nações Unidas, nº 14.401, 5º andar, Parte A21, Edifício B1 – Aroeira, Cj. 51, Vila Gertrudes, CEP 04.794-000 (“NSP Inv.”) Preço, total e o atribuído por ação de cada espécie e classe, forma de pagamento e demais características e condições relevantes do negócio (i) Preço total: a entrega, pelo FIP à NSP Inv., de (a) 547.257.590 (quinhentas e cinquenta e sete milhões, duzentas e cinquenta e sete mil, quinhentas e noventa) debêntures de 1ª série da 2ª Emissão de Debêntures da NSP Inv. (Ticker B3: OSPI12); e (b) 273.628.795 (duzentas e setenta e três milhões, seiscentas e vinte e oito mil, setecentas e noventa e cinco) debêntures de 2ª série da 2ª Emissão de Debêntures da NSP Inv. (Ticker B3: OSPI22). (ii) Preço por ação: serão entregues, para cada Ação Adquirida, única e exclusivamente, (a) 2 (duas) debêntures da 1ª série de 2ª Emissão de Debêntures da NSP Inv. (Ticker B3: OSPI12); Docusign Envelope ID: BAD36919-0D54-8C1B-808F-B861DE56BBB1 JUR_SP - 57968084v5 - 12126002.540946 e (b) 1 (uma) debênture de 2ª série da 2ª Emissão de Debêntures da NSP Inv. (Ticker B3: OSPI22). Objetivo da aquisição O FIP exercerá o controle em conjunto com a Petrobras, nos termos do Novo Acordo de Acionistas. Número e percentual de ações adquiridas, por espécie e classe, em relação ao capital votante e total (i) Ações ON Adquiridas: as Ações ON Adquiridas equivalem a, aproximadamente: (i) 50,1108% do capital votante da Braskem e (ii) 28,3909% de seu capital total. (ii) Ações PN Adquiridas: as Ações PN Adquiridas representam, aproximadamente: (i) 13,7060% das ações preferenciais “Classe A” da Braskem; (ii) 13,6870% do total das ações preferenciais de emissão da Companhia; e (iii) 5,9324% do capital social total da Braskem. (iii) Ações Adquiridas: As Ações ON Adquiridas e as Ações PN Adquiridas (“Ações Adquiridas”), em conjunto, correspondem a 34,3234% do capital social total da Braskem. Indicação de qualquer acordo ou contrato regulando o exercício do direito de voto ou a compra e venda de valores mobiliários de emissão da companhia (i) Acordo de Acionistas: com a conclusão da Operação, o FIP passa a integrar o quadro de acionistas da Braskem, de modo que o Novo Acordo de Acionistas (já divulgado) entra em pleno vigor e efeito a partir da presente data, nos termos de sua Cláusula 10.1. (ii) Outros contratos regulando o exercício do direito de voto ou a compra e venda de valores mobiliários de emissão da companhia: com exceção (a) dos instrumentos mencionados na Comunicação FIP, e (b) de acordo celebrado com os bancos originalmente detentores de créditos contra a NSP Inv. (cuja cessão foi objeto do fato relevante divulgado pela Braskem em 15.12.2026), o qual estabelece determinadas restrições para a alienação, pelo FIP, das Ações Adquiridas, o FIP não é parte de, nem se obrigou a firmar, qualquer acordo ou contrato regulando o exercício do direito de voto ou a compra e venda de valores mobiliários de emissão da Braskem. Declaração quanto à intenção de promover, ou não, no prazo de um ano, o cancelamento do registro da companhia aberta O FIP não pretende realizar o cancelamento de registro de companhia aberta da Braskem no prazo de um ano. Docusign Envelope ID: BAD36919-0D54-8C1B-808F-B861DE56BBB1 JUR_SP - 57968084v5 - 12126002.540946 Outras informações relevantes referentes a planos futuros na condução dos negócios sociais, notadamente no que se refere a eventos societários específicos que se pretenda promover na companhia, em especial reestruturação societária envolvendo fusão, cisão ou incorporação O FIP pretendendo conduzir, em conjunto com a Petrobras, a reestruturação financeira e operacional da Companhia, a fim de que a Braskem volte a gerar valor para seus acionistas, demais stakeholders e para o Brasil. O FIP reforça que, conforme apresentado na Comunicação FIP, em decorrência do disposto (i) no artigo 254-A da Lei nº 6.404, (ii) no artigo 10 do Estatuto Social da Braskem, e (iii) na Resolução CVM n° 215, apresentará pedido de registro de oferta pública para a aquisição de até a totalidade das ações ordinárias e preferenciais em circulação da Braskem (“Pedido de Registro” e “OPA”, respectivamente). Conforme disposto no CCVJ, o Pedido de Registro será protocolado pelo FIP perante a Comissão de Valores Mobiliários – CVM na maior brevidade possível, observados, em todo caso, os prazos previstos no CCVJ e na regulamentação aplicável. Constitui condição resolutiva do CCVJ e das transações nele contempladas eventual proferimento, em caráter definitivo na esfera administrativa, de decisão indeferindo o registro da OPA nos termos a serem previstos no respectivo Pedido de Registro, sujeito às disposições e condições estabelecidas no CCVJ. Mais informações sobre a OPA serão prestadas pelo FIP no momento oportuno. Docusign Envelope ID: BAD36919-0D54-8C1B-808F-B861DE56BBB1 Certificate Of Completion Envelope Id: BAD36919-0D54-8C1B-808F-B861DE56BBB1 Status: Completed Subject: Complete with Docusign: Shine - Carta à Braskem - Fechamento Transação IG4 (FIP) (RCVM 44) (Sig... 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A/C: Felipe Montoro Jens Via E-mail Ref.: Notificação de Alienação de Participação Relevante Prezado Senhor, A NSP INVESTIMENTOS S.A. – EM RECUPERAÇÃO JUDICIAL, sociedade por ações, inscrita no CNPJ/MF sob o nº 22.606.673/0001-22, com sede na Cidade de São Paulo, Estado de São Paulo, na Avenida das Nações Unidas, nº 14.401, 5º andar, Parte A21, Edifício B1 – Aroeira, Cj. 51, Vila Gertrudes, CEP 04.794-000 (“NSP Inv.”), em atendimento ao disposto no artigo 12 da Resolução CVM nº 44, de 23 de agosto de 2021, conforme alterada (“Resolução CVM 44”), vem informar e declarar que, nesta data, alienou 226.334.622 (duzentas e vinte e seis milhões, trezentas e trinta e quatro mil, seiscentas e vinte e duas) ações ordinárias e 47.294.173 (quarenta e sete milhões, duzentos e noventa e quatro mil, cento e setenta e três) ações preferenciais de “Classe A” de emissão da Braskem S.A. (“Braskem”) para o Shine I Fundo de Investimento em Participações Responsabilidade Limitada (“FIP”), permanecendo titular de um total de 31.888.313 (trinta e um milhões, oitocentos e oitenta e oito mil, trezentos e treze) ações preferenciais de “Classe A” de emissão da Braskem, correspondentes a 4% (quatro por cento) de seu capital social total (“Participação Remanescente”), sem direitos de governança além daqueles previstos em lei. A alienação da participação acionária foi realizada no âmbito do fechamento da transação objeto do Contrato de Compra e Venda Judicial de Ações e Outras Avenças (“Contrato”), celebrado entre NSP Inv. e Novonor S.A. – Em Recuperação Judicial com, dentre outras partes, o FIP e o Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada, fundos de investimento administrados e geridos pela Vórtx e assessorados pela IG4 Sol Ltda., por meio do qual a NSP Inv. obrigou-se a alienar ao FIP ações de emissão da Braskem (“Transação”). A Transação acarretou a alteração da composição do controle da Braskem. A NSP Inv. declara, ainda, que (i) a Participação Remanescente tem como objetivo fins patrimoniais; (ii) não deseja alterar a composição do controle ou a estrutura administrativa da Braskem; (iii) não possui nenhum valor mobiliário de emissão da Braskem ou instrumento financeiro derivativo referenciado em ações de emissão da Braskem, exceto pela Participação Remanescente, a qual é detida pela NSP Inv.; e (iv) a Participação Remanescente não está vinculada a qualquer acordo de acionistas. Diante do exposto, a NSP Inv. solicita à Braskem que, em atenção ao artigo 12, § 6º, da Resolução CVM 44, providencie a imediata divulgação das informações aqui descritas ao mercado. Atenciosamente, NSP INVESTIMENTOS S.A. – EM RECUPERAÇÃO JUDICIAL Lucas Cive Barbosa | Maurício Dantas Bezerra Docusign Envelope ID: C32827C4-1E45-88A7-81CB-7519DA635AB7

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.